# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextCure, Inc., CIK 0001661059
CUSIP: 65343E207
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland (MD), 20705
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0001612133
Persons authorized to receive notices and communications: Nathalie Auber, Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 3, Suite 150, Menlo Park, California (CA), 94025, (650) 681-8420; Jonathan Goodwin, Esq., c/o Gunderson Dettmer Stough Villeneuve, Franklin & Hachigian, LLP, 550 Allerton, Redwood City, California (CA), 94063, (650) 321-2400

## Reporting persons
- Sofinnova Venture Partners IX, L.P. ("SVP IX") (CIK 0001612133): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 222,654; shared voting power 0; sole dispositive power 222,654; shared dispositive power 0; aggregate amount beneficially owned 222,654 (7.1% of the class)
  Comment: Note to Row 7: Sofinnova Management IX, L.L.C. ("SM IX"), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. James I. Healy ("Healy"), the managing member of SM IX, may be deemed to have sole power to vote these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 9: SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Healy, the managing member of SM IX, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to Row 9.
- Sofinnova Management IX, L.L.C. ("SM IX"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 222,654; shared voting power 0; sole dispositive power 222,654; shared dispositive power 0; aggregate amount beneficially owned 222,654 (7.1% of the class)
  Comment: Note to Row 7: All shares are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, the managing member of SM IX, may be deemed to have sole voting power to vote these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 9: All shares are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, the managing member of SM IX, may be deemed to have sole dispositive power over these shares.
  
  Note to Row 10: See response to Row 9.
- Dr. James I. Healy ("Healy"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 222,654; shared voting power 0; sole dispositive power 222,654; shared dispositive power 0; aggregate amount beneficially owned 222,654 (7.1% of the class)
  Comment: Note to Row 7: All shares are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, the managing member of SM IX, may be deemed to have sole voting power to vote these shares.
  
  Note to Row 8: See response to Row 7.
  
  Note to Row 9: All shares are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, the managing member of SM IX, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 10: See response to Row 9.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: NextCure, Inc.
Address of issuer's principal executive offices: 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland (MD), 20705
Comment:
This Amendment No. 2 ("Amendment No. 2") amends and restates the Statement on Schedule 13D that was originally filed on May 17, 2019 and amended on November 22, 2019 (as amended, the "Original Schedule 13D"). This Amendment No. 2 relates to the beneficial ownership of Common Stock, $0.001 par value per share ("Common Stock") of NextCure, Inc., a Delaware corporation ("Issuer") and is being filed by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership ("SVP IX"), Sofinnova Management IX, L.L.C., a Delaware limited liability company ("SM IX"), and Dr. James I. Healy ("Healy" and collectively with SVP IX, and SM IX, the "Reporting Persons"). This Amendment No. 2 is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's additional sales of Common Stock from time to time since the date of the filing of the Original Schedule 13D. The Issuer reported outstanding Common Stock in the Issuer's Form 424(b)(5) filed with the Securities and Exchange Commission on December 19, 2025 (File No. 333-273723) (the "Prospectus Supplement"), causing a decrease in the aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer's principal executive offices are located at 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland 20705.

## Item 2. Identity and Background
Name of person filing: The persons and entities filing this Schedule 13D are SVP IX, SM IX, and Healy. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Dr. Michael F. Powell and Dr. Anand Mehra, each a reporting person on the Original Schedule 13D, are no longer managing members of SM IX, and accordingly, are no longer reporting persons on this Amendment No. 2.
Residence or business address: The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Building 3, Suite 150, Menlo Park, California 94025.
Present principal occupation or employment: The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Healy is the managing member of SM IX.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Healy is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
SVP IX purchased an aggregate 2,239,500 shares of Series A-1 convertible preferred stock from the Issuer at a purchase price of $1.00 per share in a closing that occurred in December 2015, or $2,239,500 in the aggregate.

SVP IX purchased an aggregate 3,732,500 shares of Series A-2 convertible preferred stock from the Issuer at a purchase price of $1.00 per share in a closing that occurred in January 2017, or $3,732,500 in the aggregate.

SVP IX purchased an aggregate 7,301,000 shares of Series A-3 convertible preferred stock from the Issuer at a purchase price of $1.10 per share in a closing that occurred in April 2018, or $8,031,100 in the aggregate.

SVP IX purchased an aggregate 3,773,585 shares of Series B-1 convertible preferred stock from the Issuer at a purchase price of $1.59 per share in a closing that occurred November 2018, or $6,000,000.15 in the aggregate.

The shares of the Issuer's preferred stock automatically converted into shares of Common Stock on a 1-for-8.0338 basis upon the closing of the Issuer's initial public offering of Common Stock (the "IPO Offering").

In connection with the IPO Offering, SVP IX purchased 400,000 shares of Common Stock at $15.00 per share, or $6,000,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on May 9, 2019 with the Securities and Exchange Commission (the "IPO Prospectus").

In November 2019, the Issuer held a public offering (the "Follow-On Offering") of Common Stock. On November 15, 2019, in connection with the Follow-On Offering, SVP IX purchased 150,000 shares of Common Stock from the Issuer at $36.75 per share, or $5,512,500 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) on November 18, 2019 with the Securities and Exchange Commission (the "Follow-On Prospectus").

The Issuer's board of directors and stockholders approved a 1-for-12 reverse split of the Common Stock, which was effected on July 14, 2025 (the "Reverse Stock Split"). All amounts of Common Stock in this Item 3 do not reflect the Reverse Stock Split.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP IX were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 3,122,143 shares of Common Stock outstanding as of December 19, 2025, as reported by the Issuer in the Prospectus Supplement.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SVP IX is a party to the Investors' Rights Agreement among the Issuer, SVP IX and other shareholders. Subject to the terms of such Investors' Rights Agreement, SVP IX can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors' Rights Agreement dated as of November 5, 2018 is more fully described in the IPO Prospectus and was filed as Exhibit 4.1 to the Issuer's Form S-1 Registration Statement (File No. File No. 333-230837), and such description is incorporated herein by reference.

In connection with the IPO Offering, SVP IX and certain other holders of shares of Common Stock have entered into Lock-Up Agreements with the Issuer's underwriters or otherwise agreed, subject to certain exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock, without the prior written consent of the representatives of the Issuer's underwriters for a period of 180 days from the date of the IPO Prospectus. Such Lock-Up Agreement is more fully described in the IPO Prospectus and was filed as Exhibit A of Exhibit 1.1 to the Issuer's Form S-1 Registration Statement (File No. 333-230837), and such description is incorporated herein by reference.

In connection with the Follow-On Offering, SVP IX and certain other holders of shares of Common Stock have entered into Lock-Up Agreements with the Issuer's underwriters or otherwise agreed, subject to certain exceptions, that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, without the prior written consent of the representatives of the Issuer's underwriters for a period of 90 days from the date of the Follow-On Prospectus. Such Lock-Up Agreement is more fully described in the Follow-On Prospectus and was filed as Exhibit A of Exhibit 1.1 to the Issuer's Form S-1 Registration Statement (File No. 333-234639), and such description is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT A Agreement of Joint Filing
EXHIBIT B Power of Attorney
EXHIBIT C Investors' Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer's Form S-1 Registration Statement (File No. 333-230837) is incorporated herein by reference.
EXHIBIT D Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer's Form S-1 Registration Statement (File No. 333-230837) is incorporated herein by reference.
EXHIBIT E Form of Lock-Up Agreement described in Item 6, filed as Exhibit A of Exhibit 1.1 to the Issuer's Form S-1 Registration Statement (File No. 333-234639) is incorporated herein by reference.

## Signatures
- Sofinnova Venture Partners IX, L.P. ("SVP IX"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)
- Sofinnova Management IX, L.L.C. ("SM IX"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)
- Dr. James I. Healy ("Healy"): /s/ Nathalie Auber, Nathalie Auber/Attorney-in-Fact (03/05/2026)